UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2022

Commission File Number: 001-40816

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Argo Blockchain plc
(Translation of registrant’s name into English)
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9th Floor
16 Great Queen Street
London WC2B 5DG
England
(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit No. 1	Description Nasdaq Notification - Minimum Bid Price Deficiency dated 16 December 2022

Press Release

16 December 2022

Argo Blockchain plc

("Argo" or "the Company")

Argo Receives Nasdaq Notification Regarding Minimum Bid Price Deficiency

Argo Blockchain plc, a global leader in cryptocurrency mining (LSE: ARB; NASDAQ: ARBK), announces today that it has received written notification (the "Notification Letter") from the Nasdaq Stock Market LLC Listing Qualifications Department ("Nasdaq") that it is not in compliance with the minimum bid price requirement set forth in Nasdaq Rule 5450(a)(1) since the closing bid price for the Company's American Depositary Shares ("ADS") listed on the Nasdaq Global Select Market was below $1.00 for 30 consecutive business days.

In accordance with Listing Rule 5810(c)(3)(A), the Company has until 12 June 2023, to regain compliance with the minimum bid price requirement, during which time the ADSs are expected to continue to trade on the Nasdaq Global Select Market. If at any time before 12 June 2023, the bid price of the ADSs closes at or above $1.00 per share for a minimum of 10 consecutive business days, Nasdaq will provide written notification that the Company has achieved compliance with the minimum bid price requirement and will consider such deficiency matters closed.

The Notification Letter does not affect the Company's business operations, and it does not affect the Company's listing on the London Stock Exchange. Furthermore, the Notification Letter does not affect the ongoing negotiations with a third party regarding an asset sale and equipment financing transaction that were disclosed on 12 December 2022.

The Company intends to monitor the bid price of its ADSs between now and 12 June 2023, and to evaluate all available options to resolve the deficiency and regain compliance with Nasdaq Rule 5450(a)(1).

Inside Information and Forward-Looking Statements

This announcement contains inside information and includes forward-looking statements which reflect the Company's or, as appropriate, the Directors' current views, interpretations, beliefs or expectations with respect to the Company's financial performance, business strategy and plans and objectives of management for future operations. These statements include forward-looking statements both with respect to the Company and the sector and industry in which the Company operates. Statements which include the words "remains confident", "expects", "intends", "plans", "believes", "projects", "anticipates", "will", "targets", "aims", "may", "would", "could", "continue", "estimate", "future", "opportunity", "potential" or, in each case, their negatives, and similar statements of a future or forward-looking nature identify forward-looking statements. All forward-looking statements address matters that involve risks and uncertainties because they relate to events that may or may not occur in the future, including the following risks among others: the contemplated transaction may not complete on the anticipated terms or at all;  the Company's insufficient cash may require it to file for bankruptcy in the future; the ability of the Company to comply with Nasdaq listing standards and remain listed on the Nasdaq Global Select Market; and, in the event that the Company is required to file for bankruptcy, the Company may be unable to emerge from bankruptcy as a going concern,; and, the Company's inability to secure sufficient additional financing to meet its operating needs. Forward-looking statements are not guarantees of future performance. Accordingly, there are or will be important factors that could cause the Company's actual results, prospects and performance to differ materially from those indicated in these statements. In addition, even if the Company's actual results, prospects and performance are consistent with the forward-looking statements contained in this document, those results may not be indicative of results in subsequent periods. These forward-looking statements speak only as of the date of this announcement. Subject to any obligations under the Prospectus Regulation Rules, the Market Abuse Regulation, the Listing Rules and the Disclosure and Transparency Rules and except as required by the FCA, the London Stock Exchange, the City Code or applicable law and regulations, the Company undertakes no obligation publicly to update or review any forward-looking statement, whether as a result of new information, future developments or otherwise. For a more complete discussion of factors that could cause our actual results to differ from those described in this announcement, please refer to the filings that Company makes from time to time with the United States Securities and Exchange Commission and the United Kingdom Financial Conduct Authority, including the section entitled "Risk Factors" in the Company's Registration Statement on Form F-1.

For further information please contact:

Argo Blockchain
Peter Wall Chief Executive	ir@argoblockchain.com
finnCap Ltd
Corporate Finance Jonny Franklin-Adams Seamus Fricker Joint Corporate Broker Sunila de Silva	+44 207 220 0500
Tennyson Securities
Joint Corporate Broker Peter Krens	+44 207 186 9030
Tancredi Intelligent Communication UK & Europe Media Relations
Salamander Davoudi Emma Valgimigli Fabio Galloni-Roversi Monaco Nasser Al-Sayed argoblock@tancredigroup.com

About Argo:

Argo Blockchain plc is a dual-listed (LSE: ARB; NASDAQ: ARBK) blockchain technology company focused on large-scale cryptocurrency mining. With its flagship mining facility in Texas, and offices in the US, Canada, and the UK, Argo's global, sustainable operations are predominantly powered by renewable energy. In 2021, Argo became the first climate positive cryptocurrency mining company, and a signatory to the Crypto Climate Accord. Argo also participates in several Web 3.0, DeFi and GameFi projects through its Argo Labs division, further contributing to its business operations, as well as the development of the cryptocurrency markets. For more information, visit www.argoblockchain.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 16 December, 2022	ARGO BLOCKCHAIN PLC By: Name: Peter Wall Title: Chief Executive Officer Name: David Zapffe Title: General Counsel